EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, as well as any deficiency of earnings is determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2009	2008	2009	2008
Fixed charges:
Interest expense	$131	$146	$392	$424
Capitalized interest	2	3	7	8
Portion of rental expense which represents interest factor	23	22	68	68

Total Fixed Charges	$156	$171	$467	$500

Earnings available for fixed charges:
Pre-tax income (loss)	$158	$247	$433	$(8)
Add: Distributed equity income of affiliated companies	3	4	8	32
Add: Fixed charges	156	171	467	500
Less: Capitalized interest	(2)	(3)	(7)	(8)
Less: Net income attributable to noncontrolling interests	(6)	(9)	(20)	(27)

Total Earnings Available for Fixed Charges	$309	$410	$881	$489

Ratio of Earnings to Fixed Charges	1.98	2.40	1.89	*

*	Earnings for the nine months ended September 30, 2008 were inadequate to cover fixed charges by $11.